Exhibit 21

AMGEN INC.

SUBSIDIARY (Name under which subsidiary does business)	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION

Immunex Corporation	Washington
Amgen Manufacturing, Limited	Bermuda
Amgen USA Inc.	Delaware